UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

Commission File Number: 001-40876

IHS Holding Limited

(Translation of registrant’s name into English)

1 Cathedral Piazza

123 Victoria Street

London SW1E 5BP

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Exhibit Index

Exhibit No.	Description

99.1

Condensed Consolidated Interim Financial Statements of IHS Holding Limited for the three and six months ended June 30, 2024 and Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.2

Amendment Letter dated August 5, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Term Loan Facility Agreement dated January 3, 2023.

99.3

Amendment Letter dated August 5, 2024 between IHS Netherlands Holdco B.V. and Ecobank Nigeria Limited as facility agent (for and on behalf of the original lenders), in relation to the Revolving Credit Agreement dated January 3, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

IHS Holding Limited

Date: August 13, 2024	By:	/s/ Steve Howden
Steve Howden
Executive Vice President and Chief
Financial Officer